Exhibit 23

Consent of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
Fidelity & Guaranty Life:

We consent to the incorporation by reference in the registration statement (No. 333-204029) on Form S-8 of Fidelity & Guaranty Life of our report dated November 19, 2015, with respect to the consolidated balance sheets of Fidelity & Guaranty Life as of September 30, 2015 and 2014, and the related consolidated statements of operations, comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended September 30, 2015, and the related financial statement schedules I to IV, which report appears in the September 30, 2015 annual report on Form 10-K of Fidelity & Guaranty Life.

/s/ KPMG LLP
November 19, 2015
Baltimore, MD